FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2012

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482 85 48

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes   ☒             No  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes   ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes   ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

Item		Sequential Page Number

1.	Telefónica Group: Presentation on quarterly results January-March 2012	2

Results January-March / 2012
Disclaimer This document contains statements that constitute forward looking statements about Telefonica Group (going forward, "the Company" or Telefonica) including financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations which may refer, among others, to the intent, belief or current prospects of the customer base, estimates regarding, among others, future growth in the different business lines and the global business, market share, financial results and other aspects of the activity and situation relating to the Company. The forward-looking statements in this document can be identified, in some instances, by the use of words such as "expects", "anticipates", "intends", "believes", and similar language or the negative thereof or by forward-looking nature of discussions of strategy, plans or intentions. Such forward-looking statements, by their nature, are not guarantees of future performance and involve risks and uncertainties, and other important factors that could cause actual developments or results to differ from those expressed in our forward looking statements. These risks and uncertainties include those discussed or identified in fuller disclosure documents filed by Telefonica with the relevant Securities Markets Regulators, and in particular, with the Spanish Market Regulator. Analysts and investors, and any other person or entity that may need to take decisions, or prepare or release opinions about the securities issued by the Company, are cautioned not to place undue reliance on those forward looking statements, which speak only as of the date of this presentation. Except as required by applicable law, Telefonica undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in Telefonica's business or acquisition strategy or to reflect the occurrence of unanticipated events. This document may contain summarized information or information that has not been audited. In this sense, this information is subject to, and must be read in conjunction with, all other publicly available information, including if it is necessary, any fuller disclosure document published by Telefonica. Finally, it is stated that neither this presentation nor any of the information contained herein constitutes an offer of purchase, sale or exchange, nor a request for an offer of purchase, sale or exchange of securities, or any advice or recommendation with respect to such securities. 2
Q1 Overview: Delivering on our 2012 strategy TELEFONICA Solid revenue growth despite regulatory impacts and drag from Spain Robust mobile data sales Further revenue acceleration along the year 3 Outstanding performance in Latin America, our key growth engine 2012 refinancing completed, over 40% of 2013 maturities prefinanced Focus on increasing financial flexibility Reaping the benefits from commercial refresh since H2 11 Acceleration in mobile accesses expansion Leading MBB adoption in our markets Leading mobile market growth in the region in Q1 High single digit top line increase; widening lead in Brazil Already exceeding 50% of consolidated OIBDA New approach to handsets subsidies Moving from voice to data-centric tariffs Leading services beyond connectivity through T. Digital Fostering an alternative ecosystem: HTML5 based smartphones ongoing development Focused CapEx for future growth: MBB, fiber, optimizing network deployment Significant top line improvement Solid commercial start for 2012 Setting the new paradigm in the sector Balanced access to credit markets
Exceptional items OIBDA 0 +89 OI -262 -236 Net Income -536 -125 TELEFONICA Financial summary Underlying growth: Reported figures excluding major exceptional items and spectrum acquisition. Organic growth: Constant exchange rates, excludes changes in the perimeter of consolidation and hyperinflation in VZ. It also excludes spectrum acquisition and exceptional items. Q1 11 4 Reduction in the value of TI investment: € -337 m Revenues +0.5% 15,511 € in millions Change y-o-y Q1 12 Reported Change y-o-y Q1 12 Underlying OIBDA -8.8% 5,081 OIBDA Margin -3.4 p.p. 32.8% OI -17.8% 2,511 Net income -53.9% 748 EPS -53.4% 0.17 OpCF (OIBDA-CapEx ex-spectrum) -16.1% 3,374 15,511 5,081 32.8% 2,773 1,284 0.29 -14.2% 3,374 +0.1% -7.6% -2.7 p.p. -15.0% -16.3% Change y-o-y Organic -25.7% -26.6% -15.8% -2.8 p.p. -7.4% +0.5% CapEx(ex-spectrum)/sales +1.0 p.p. 11.0% +1.5 p.p. +1.0 p.p. 11.0% Q1 performance in line with expectations, 2012 guidance confirmed
Smartphones represent 81% of commercial activity in Europe 17% y-o-y increase in mobile gross adds coupled with churn control 2x mobile net adds in Latin America vs. Q1 11 TELEFONICA Solid commercial start for 2012 FBB Mobile Pay TV MBB Total: 309 m Mobile contract Accesses growth (y-o-y) 7% 6% Q1 11 Q1 12 (in millions) Mobile net adds 1.5x Net additions excluding the impact of the disconnections of 2.0 million mobile accesses in Spain in Q1 12. 5
TELEFONICA Revenue growth driven by key strategic areas 6 Top line acceleration driven by T. Latam Successful data monetisation Non-SMS Data Mobile Data 15.4% 33% of MSR (+4 p.p.) 55% of Mobile Data (+5 p.p.) 27.3% Mobile data sales (Q1 y-o-y) Data penetration Smartphone MBB Traffic Non-SMS data revenues Revenue increase (y-o-y) Telefonica +1.6% ex- MTRs T. Europe T. Latam 2.5% 8.3% Improved trends across regions Similar contribution from Brazil (23%) and Spain (25%) Q1 12 Q4 11 Mar-12 Mar-11 74% 35% 40% Q1 11 Q1 12 27% 34 p.p. 8 p.p. Traffic converging (y-o-y)
Strong mobile net adds fuelled access expansion Sustained top line ramp up driven by MSR Increasing exposure to growth markets Q1 12 Q1 11 (0.21) (0.06) 0.17 0.19 Net Adds (in millions) y-o-y change x2 n.s. x2 x2 -10% Q2 11 Q1 12 10% Mobile 13% Total 8% 11% Accesses growth (organic y-o-y) Total Mobile MBB Traditional fixed FBB Outstanding perfomance in Latam, our key growth engine Q1 12 Latam Revenue split Q1 12 Q4 11 10.1% 13.2% MSR organic change (y-o-y) MSR acceleration driven by strong data growth and outgoing voice revenues Increased weight of FBB & new services to account for 41% of fixed revenues TEF Revenue split TEF Underlying OIBDA split T.Latam 50.2% T.Europe 49.5% TELEFONICA 7

TELEFÓNICA

Increased customer investment impacting profitability

Underlying OIBDA margin


35.5%
(2.4 p.p.)
(1.1 p.p.)
0.7 p.p.
32.8%
Q1 11
Commercial Costs
Network &...
Others
Q1 12

- Higher costs driven by strong commercial push from H2 11; easier comps from H2
- Further benefits from actions to improve market dynamics to come

Organic change (y-o-y)


3.9%
10.8%
Q1 11
Q1 12

- Network expansion (coverage & capacity) impacting OpEx
- Optimizing resources through TGR: non-strategic tower sales in Q1 for € 123 m

- Savings from headcount reduction in Spain already flowing
- New restructuring programs in Brazil, Czech R. and Ireland. Savings to flow in coming quarters
- Interconnection costs down on lower MTRs

> € 1 Bn impact in FY 12 OpCF from scale benefits through TGR to flow

Investor Relations
Telefónica, S.A.

8

Telefónica
1 Excludes MTRs cuts in Mexico, Brazil, Venezuela and Peru, changes on F-M retail tariffs in Brazil and Peru, and other regulatory changes in Peru. Profitability impacted by commercial costs T. LATAM Latam: Robust growth acceleration across regions 2.1 p.p. 1.9 p.p. 3.6 p.p. 0.2 p.p. +7.8% +0.2% Ex-Higher Commercial Activity Organic Q1 12 Ex-Towers + Restructuring expenses in Brazil Margin 33.9% (-2.5 p.p.) OIBDA erosion mainly driven by commercial efforts (9.7 p.p.) and regulation (1.4 p.p.) Growth acceleration y-o-y Turnaround in Northern Region, Mexico consolidates its positive revenue growth ex- MTRs Southern Region significantly accelerating growth q-o-q Top line growth in all countries Revenue growth breakdown (y-o-y organic) +9.2% Ex-Regulation1 OIBDA drivers (y-o-y organic) 9 Reported +8.3% 2.3 p.p. 4.6 p.p. 0.2 p.p. +0.8% Reported 1.3 p.p.

T. LATAM

Brazil: Widening leadership

Strengthened leadership

- **Best-ever Q1 in mobile net adds:**
  - 3.2 m vs. 1.8 m in Q1 11
- **Sustained mobile share gains y-o-y and q-o-q :**
  - Leadership expansion in all segments
  - Strong traction of new services (VIVO Sempre, VIVO Ilimitado, VIVO Fixo)
- **Best in class quality indexes across services**

Mobile accesses (y-o-y)


16%
19%
20%
> x4 Smartphone
Q3 11
Q4 11
Q1 12

Mobile market share (Mar-12)


y-o-y
29.8%
36.5%
43.8%
+0.3p.p.
+0.9p.p.
+2.2p.p.
Total
Contract
Data

Leading the sector transformation

- **Reinforced mobile data lead:**
  - Widening coverage gap vs. competitors
  - Leading MBB adoption to 8.4m accesses (3.7 m in Q1 11):


1,206
808
2,516
1,395
2,727
1,686
Vivo
Claro+ TIM+Oi
Vivo
Claro+ TIM+Oi
Vivo
Claro+ TIM+Oi
Dec-10
Dec-11
Mar-12

- **Selective fiber roll out for a superior FBB experience:**
  - 1.7m homes passed with UBB; 70k fiber connections
  - 6,000 km of fiber (FTTH)

UBB net adds


x4
Q1 11
Q1 12

Sources: Anatel for market shares, Teleco for 3G coverage.

Investor Relations
Telefónica, S.A.
10

T. LATAM

Brazil: Commercial momentum flowing to financials, synergies materialised below OIBDA

Robust top line expansion

- **Sustained double digit growth in mobile:**
  - 61% of total revenue
  - Mobile data revenues are 25% of MSR
- **Improved performance in fixed:**
  - Solid FBB & New Services evolution
  - Strengthened lead in the corporate segment: 48% of fixed revenues

Revenue growth (organic y-o-y)


Total
MSR
Fixed
Ex-Regulation[1]
5.3%
15.8%
(3.9%)
Q4 11
5.1%
4.2%
14.8%
13.7%
(3.4%)
(4.1%)
Q1 12

Positive OIBDA y-o-y growth

- **Limited margin erosion** driven by higher commercial activity
- **Contained impact from regulation** (-0.8 p.p.)
- **Integration process on track:** ~10% headcount reduction, structure simplified, rebranding from mid-April

OIBDA drivers (y-o-y)


Margin 34.6% (-1.3 p.p.)
0.5%
6.1 p.p.
(2.1 p.p.)
Q1 12 organic
Ex-Higher Commercial Activity
Ex-Towers + Restructuring expenses

Strong FCF

- **Boosting FCF despite higher investments in growth**
- **Optimised working capital management and integration synergies below OIBDA driving FCF generation**

FCF


+41%
Q1 11
Q1 12

[1] Excludes MTRs cuts and changes on F-M retail tariffs.

Investor Relations
Telefónica, S.A.
11
Telefónica
T. LATAM Latam: Widespread growth acceleration (i) Contribution to TEF Q1 Revenue ARGENTINA: Solid double digit top line growth and high single digit OIBDA growth (+8.2% y-o-y) CHILE: Strong commercial activity penalising OIBDA margin (38.9%) PERU: Solid commercial momentum and OIBDA expansion (+0.3% y-o-y) COLOMBIA: Strong revenue performance; corporate restructuring to drive efficiencies 5.6% 4.0% 3.7% 2.8% Revenue breakdown ex-regulation1 (y-o-y organic) Q1 12 Q4 11 12 Southern Region: Advances to transform the business 1 Excludes MTRs cuts, changes on F-M retail tariffs and other regulatory changes in Peru.

T. LATAM

Latam: Widespread growth acceleration (ii)

Contribution to TEF Q1 Revenue

Northern Region: Consolidating positive trends

Revenue breakdown ex-regulation[1] (y-o-y organic)


Q4 11
Q1 12
7.5%
17.0%
Northern Region
0.2%
6.5%
Mexico
5.3%
17.1%
CA
13.8%
25.5%
Venezuela

4.3%

VENEZUELA:
- **Impressive operational performance, benchmark OIBDA margin** (43.3%)

2.5%

MEXICO:
- **Visible results from turnaround actions:** improved revenue trend
- **Outgoing ARPU +10.4% y-o-y** (vs. +0.3% in Q4 11)

1.1%

CENTRAL AMERICA:
- **Strong revenue acceleration** on the back of enhanced commercial positioning
- **Start-up operations in Costa Rica dragging € 15 m in OIBDA** in the quarter

Organic growth: assumes average constant exchange rates and excludes changes in the consolidation perimeter and hyperinflation accounting in Venezuela in both years.
[1] Excludes MTRs cuts.

Investor Relations
Telefónica, S.A.
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Telefónica

T. EUROPE

T. Europe: Building momentum on commercial refresh

Focused commercial activity towards a data centric model

- **Mobile customer base expansion leveraging new propositions:**
  - Smartphone were 81% of handset sales in Q1
  - Contract segment at 58% of total base (+3 p.p. y-o-y)
- **FBB accesses close to 60% of traditional fixed**
- **Robust data revenue growth:**
  - Smartphone penetration at 30% of base (+9 p.p. y-o-y)
  - Integrated plans across footprint
- **Top line pressure** driven by voice usage optimization, price competition and MTR drag


Revenue (y-o-y)
-5.4% ex-MTRs
(6.6%)
6.1%
21.1%
Total
Mobile data
Non-SMS mobile data


Mobile data revenue
40%
+5 p.p. y-o-y
56%
+7 p.p. y-o-y
Data /MSR
Non-SMS/ Mobile

OIBDA primarily hit by strong commercial costs

- **OIBDA driven by revenue pressure and strong customer investment to defend/increase market share and lead MBB:**
  - Cost contention initiatives drive OpEx decline: -1.6% y-o-y in Q1
- **Transforming the commercial model:**
  - Successful "My Handy" model in Germany
  - No acquisition subsidies in Spain from March


33.3%
6.9%
(6.3%)
Q1 OIBDA margin
Q1 commercial expenses (y-o-y)
Q1 non-commercial expenses (y-o-y)

Investor Relations
Telefónica, S.A.
14
Telefónica

T. EUROPE

Spain: Executing our transformation plan (i)

Fast take-up of new tariff portfolio driving churn reduction

Penetration in the consumer segment


FBB
Mobile
33%
50%
16%
37%
75%
35%
Gross adds+migrations in high-end offering (1)
Q4 11
Q1 12

Churn

Q1 Mobile contract consumer segment


-0.7 p.p.
Old portfolio
New portfolio

FBB. Base 100


100%
89%
85%
70%
Q1 11
Q4 11
Q1 12
Apr-12

ARPU (y-o-y)

- Limited impact in **mobile ARPU** from new tariffs
- **FBB ARPU** (-9.0% y-o-y in Q1) affected by active migration of customers to new tariffs to further reduce churn
- **Benefits from further fiber roll-out to come:**
  - 15% of households passed; 1.3 m (x3 vs. Q1 11)
  - 177 k households connected

Note: All data excluding the impact of the disconnection of 2.0 million mobile accesses in Spain in Q1 12.
(1) FBB customer in € 24.9 tariffs, Mobile contract customers in tariffs >€ 30.

Investor Relations
Telefónica, S.A.
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Telefónica

T. EUROPE

Spain: Executing our transformation plan (ii)

A new industrial model to enhance market dynamics

- **Handset subsidy elimination for new mobile customers from March will lead to:**
  - Lower portability volumes: portability was around 10% of the market in 2011
  - Significant decline in commercial costs
  - Higher customer loyalty and ARPU

Costs of subsidies in acquisition
Base 100


100%
87%
74%
29%
Dec-11
Jan-12
Feb-12
Mar-12

- **Impact so far:**
  - Sequential decline in portability churn
  - Sharp drop in March gross adds as Movistar was the sole player in the market with no subsidy
  - Handset upgrades: +35% y-o-y in Q1
- **April** data shows further improvements in churn and improved results from portability as other competitors also removes subsidies

Portability churn
Base 100


100%
116%
95%
91%
69%
Dec-11
Jan-12
Feb-12
Mar-12
Apr-12

Q1 12 Gross additions
('000; y-o-y)


607
475
353
(8%)
(15%)
(42%)
Jan-12
Feb -12
Mar-12

Note: All data excluding the impact of the disconnection of 2.0 million mobile accesses in Spain in Q1 12.

Investor Relations
Telefónica, S.A.
16
Telefónica
Mainly affected by new tariffs T. EUROPE Limited OIBDA deterioration q-o-q on strong cost reductions to offset top line pressure Q4 11 data in comparable terms. Revenues, OIBDA (y-o-y) 40.9% 42.8% OIBDA margin Spain: Further efficiency gains across the board Top line performance impacted by a challenging environment MSR deterioration due to usage optimization, lower prices & regulation, new commercial policy on SMS premium (revenue -61% y-o-y) and increased commercial efforts ("loyalty program") Resilient fixed revenues despite rapid customer repositioning (Q1: -6.9%; Q4: -6.2% y-o-y) Savings from workforce reduction already flowing: € 56 m in Q1 4,401 employees have joined so far (68% of total expected) 3,149 employees already left New commercial approach to drive further commercial costs cuts Sale of 500 towers in rural areas: € 28 m Q4 11 Q1 12 Q4 11 Q1 12 17 OIBDA Revenues (13.6%) (14.0%) MSR ex MTR (y-o-y) (12.4%) (1.3 p.p.) (1.9 p.p.) (0.6 p.p.) Q4 11 SMS Premium Loyalty Program Others Q1 12 (16.2%) Total OpEx Non- Commercial (7.2%) (9.4%) Commercial Q1 OpEx (y-o-y) (3.0%)
Recovering commercial momentum Margin erosion driven by higher volumes of retention and acquisition Commercial expenses to moderate going forward: Best contract churn in more than 2 years Percentage of out of contract customers down 3.4 p.p. q-o-q Increased volume & value in a very competitive market: Highest contract net adds since Q3 10 on solid gross adds (+8% y-o-y) Contract mix at 50% (+2 p.p. y-o-y) Increased share of gross adds without "all you can eat" data offers (E) New "On&on" tariffs, reinforcing 2011's launch of tiered data tariffs T. EUROPE UK: Regaining momentum 18 Net adds ('000) Upgrades (y-o-y) 175 223 151 (24%) +35% +40% Q4 11 Q1 11 Q1 12 MSR (ex-MTRs; y-o-y) (0.7%) (4.8%) (5.0%) Q4 11 Q3 11 Q1 12 Improved q-o-q revenue trends in voice; SMS stabilisation Solid non-SMS data revenues, up 17% y-o-y Revenues primarily impacted by usage optimisation and lower entry price points Stabilising revenue trends Significant customer investment Smartphone penetration Mar-12 Mar-11 33% 41% +8 p.p. Data revenues/MSR 43% 48% +5 p.p. Q1 11 Q1 12 OIBDA margin Commercial expenses (y-o-y) Q1 12 19.4% 25.2% 24.2% 21.0% Q4 11 Contract segment
Data monetisation driving revenue growth MSR acceleration leveraging: Successful data monetisation Contract ARPU growth MTR cuts annualisation in Q1 Better revenue mix, mobile data is 44% of MSR (+5 p.p. y-o-y) Profitable improvement as revenue growth flows to OIBDA, market investment offset by efficiency Agreement for using DT fiber network further supports data growth Best-ever quarter contract net adds Smartphone share leadership (95% over total shipments) Strong business segment and partner trading activity Contract is 51% of base (up 3 p.p. y-o-y) Consistent churn improvement Strong profitability, LTE on track T. EUROPE Germany: Successful strategy driving growth 19 Contract net adds ('000) Q4 11 271 206 294 Contract churn Q1 12 Q1 11 Smartphone penetration Mar-12 Mar-11 16% 21% Profitability (y-o-y) 13.1% OIBDA 23.4% (2.2 p.p.) OpCF OIBDA margin 9.2% +5 p.p. 1.9% 1.8% 1.6% Q4 11 Q1 12 MSR growth (y-o-y) Reported Ex-MTR 10.5% 7.1% 2.2%
Robust OIBDA margin Revenue trends continue to improve 3rd consecutive quarter of improved trends on: Mobile residential spend stabilisation Better mobile data revenues Solid growth in Slovakia (MSR ex-MTRs up 34% y-o-y) Fixed revenues hit by price pressure, ICT phasing Limited y-o-y erosion (-0.8 p.p.) despite increased commercial costs: Successful efforts to deliver efficiencies through transformation of organisation Sale of non-core assets offsetting further restructuring expenses recorded in Q1 12 OpCF of € 162 m in Q1 12 Sustained customer growth Contract mix at 62% (+2 p.p. vs Mar-11) Improved contract churn (-0.2 p.p. y-o-y) Gaining traction on MBB, penetration at 16% (+3 p.p. y-o-y) VDSL supports FBB ARPU and enhances churn T. EUROPE Czech R.: Further improvement in financial performance CR mobile base (y-o-y) OIBDA margin 41.3% 40.5% Czech Republic Group (y-o-y) Q4 11 Q3 11 Q1 12 (1.6%) (4.1%) (5.3%) (3.5%) (4.7%) (5.9%) FBB base (y-o-y) 9% 12% Mar-11 Mar-12 19% VDSL/base Note: All y-o-y in constant currency. 20 Revenues MSR 6% 2% Mar-11 Mar-12
2012 maturities as of Dec-11 TELEFONICA Net financial debt prefinanced Balanced access to credit markets, 2012 refinancing completed Undrawn credit lines & syndicated RCF1 (Dec-11) Undrawn credit Lines & syndicated RCF1 (Mar-12) 76% LT 75% LT Cash & increased available credit lines Cash & cash equivalents excluding Venezuela € in billions € in billions >40% 2013 prefinanced 2012 fully refinanced Effective Interest Cost (ex-FX) Bottom part of 5-6% guidance 21 RCF: Revolving Credit Facility. €0.4bn of 2013-2015 bonds repurchased YTD Preferred Shares 4.3 Latam & LT Loans Syndicated Loan 2012 Syndicated Loan 2013 (undrawn) Bonds 6.3 0.8 1.6 2.5 2.5 €7.5bn financing in Q1 12 2013 maturities as of Dec-11 7.6

TELEFÓNICA

Implementing measures to reduce our debt

Net Financial Debt evolution


€ in millions
56,304
126
312
389
57,131
1,495
55,636
Net Financial Debt/ OIBDA[1] 2.55x
Net Financial Debt[2] / OIBDA 2.48x
Net Fin. Debt Dec-11
FCF Post-Minorities & Commitments Cancellation
Net Financial Investments, Share Repurchases & Others
FX
Net Fin. Debt Mar-12
Post Closing events[3]
Net Fin. Debt Mar-12 Post Closing events


Impacted by non-recurrent items:
• Colombia restructuring & SUNAT: € 132 m
• Fees on Q1 12 financing activity: € 38 m
Impacted by:
• CapEx paid vs. accrued
• Lower activity Q1 12 vs. Q4 11
3,369
(1,169)
(319)
(136)
(1,662)
(210)
OpCF
Net Interest
Tax
Results from the sale of fixed assets
Working Capital
Commitment Cancellation

1. OIBDA 12 months rolling ex-Redundancy Program in Spain in 2011.
2. Net Financial Debt ex-Redundancy Program in Spain and adjusted by Post Closing events.
3. Post Closing events include Colombia restructuring and other minority stakes disposals (Hispasat, PT and Zon).

Investor Relations
Telefónica, S.A.
22

Further actions to enhance financial flexibility Objectives: Net financial debt / OIBDA < 2.35x Preserve rating Improve liquidity Enhance flexibility Optimise capital allocation Already achieved: €1.6bn Colombia restructuring, Hispasat, non- strategic towers, Zon In progress: ^€1.5bn PT, Rumbo, non-strategic towers, Atento Opportunities under review: Potential capital markets alternatives Portfolio management options Selective monetisations 23 TELEFONICA €1.50/share in 2012 (€1.30 div + €0.20 SBB) Dividend not to be paid with debt <23% cash tax rate guidance confirmed All 2012 maturities refinanced >40% of 2013 maturities prefinanced SHAREHOLDER VALUE
Concluding remarks: Delivering on our 2012 strategy TELEFONICA Solid commercial start for 2012 Significant top line improvement Outstanding performance in Latin America Setting the new paradigm in the sector Balanced access to credit markets 2012 outlook reiterated, progressive improvement along the year 24
Organic growth: In financial terms, it assumes constant average exchange rates as of January- March 2011 and excludes hyperinflation accounting in Venezuela. In addition, the positive impact from the partial reduction of our economic exposure to Portugal Telecom is excluded in OIBDA and OI in Q1 11 (+89 million euros). Telefonica's CapEx excludes investments in spectrum and, in Q1 11, the real estate commitments associated with Telefonica's new headquarters in Barcelona. Underlying growth: Reported figures excluding exceptional items and spectrum acquisition. All figures in million euros, net of taxes and minorities. Q1 12: reduction in the value of TI investment and operating synergies achieved (-337) and PPAs (-199). Q1 11: PT capital gain (+89), PPAs (-215). 25

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: May 11, 2012	By:	/s/ Miguel Escrig Meliá
Name: Miguel Escrig Meliá
Title: Chief Financial Officer